Exhibit 99.1

Triple Flag and Maverix to Combine: Building the Next Senior Precious Metals Streaming and Royalty Company

Combined company to benefit from a larger, more diversified portfolio generating strong cash flows and a sector-leading organic growth profile

All dollar figures in US dollars unless otherwise stated

TORONTO & VANCOUVER, British Columbia--(BUSINESS WIRE)--November 10, 2022--Triple Flag Precious Metals Corp. (TSX: TFPM and NYSE: TFPM) (“Triple Flag”) and Maverix Metals Inc. (TSX: MMX and NYSE American: MMX) (“Maverix”) today announced that they have entered into a definitive agreement (the “Agreement”) in which Triple Flag will acquire all of the issued and outstanding common shares of Maverix pursuant to a Plan of Arrangement (the “Transaction”), positioning Triple Flag as the leading emerging senior streaming and royalty company.

The Transaction will combine two complementary portfolios of predominantly gold and silver streams and royalties, creating a company that will:

  Deliver increased scale and enhanced diversification, with 29 paying assets and 228 assets overall;
  Feature gold and silver assets in good mining jurisdictions: by net asset value (“NAV”), 93% of the portfolio comprises precious metals and 82% is located in the Americas and Australia;
  Strengthen Triple Flag’s already-robust organic growth pipeline in gold equivalent ounces (“GEOs”); and
  Target tangible pre-tax synergies of around $7 million annually.

This combination – which is expected to be accretive on a NAV-per-share and cash-flow-per-share basis – represents a continuation of each company’s focus on building a pure play portfolio of high-quality, precious metals streaming and royalty assets, located in good mining jurisdictions and in the hands of responsible operators. We believe that the combined company will benefit from the strong cash flows of the resulting high-margin, high-growth, inflation-resilient, and diversified portfolio.

We anticipate that the combination with Maverix will also diversify Triple Flag’s portfolio and shareholder base while providing a significant and immediate increase in GEOs, building on Triple Flag’s 26% CAGR in GEOs since 2017 and providing further opportunities to grow.

Pursuant to the Transaction, Maverix shareholders may elect to receive either US$3.92 in cash or 0.360 of a Triple Flag share per Maverix share held, representing share consideration of US$3.92 per Maverix share based on the closing price of Triple Flag shares on November 9, 2022 of US$10.89 (the “Purchase Price”). The shareholder election will be subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders who do not elect to receive either Triple Flag shares or cash will be deemed to elect default consideration of 0.360 Triple Flag shares per Maverix share.

The exchange ratio implies a premium of 10% based on the closing share prices of Triple Flag and Maverix on the New York Stock Exchange (“NYSE”) on November 9, 2022, and a premium of 22% based on the 10-day volume-weighted average share prices (“VWAP”) of Triple Flag and Maverix on the NYSE as of November 9, 2022. The Purchase Price implies a total equity value for Maverix of US$606 million on a fully diluted basis.

Upon completion of the Transaction, existing Triple Flag and Maverix shareholders would own approximately 77% and 23% of the combined company, respectively, on a fully diluted basis. Triple Flag shareholder Elliott Investment Management L.P. and Maverix shareholders Newmont Corporation, Pan American Silver Corp. and Kinross Gold Corporation are all supportive of the combination, reflecting their belief in the value and potential of the combined company.

The combined company will continue as Triple Flag Precious Metals Corp., headquartered in Toronto, Ontario, and will be led by Shaun Usmar as CEO. Following the completion of the Transaction, it is expected that Geoff Burns, founder and Chair of Maverix, and another nominee of Maverix will join the Triple Flag board of directors. The combined company will continue to pay an annualized dividend of US$0.20 per Triple Flag share, resulting in an effective dividend increase of over 40% for Maverix shareholders pro forma, based on the exchange ratio.

Commenting on today’s announcement, Shaun Usmar, Founder and CEO of Triple Flag said:
“This transaction creates the world’s leading gold-focused emerging senior streaming and royalty company, bringing together two complementary portfolios in a compelling combination. Triple Flag’s portfolio, with a strategic emphasis on larger, cash-generating assets, with more than 90% by NAV associated with producing mines, is complemented by Maverix’s highly diversified portfolio of 148 royalties and streams, with paying assets equating to around 60% of NAV. The combination builds on Triple Flag’s 26% compound annual growth rate in GEOs over the past five years, increasing from 84 koz in 2021 to an expected average of over 140 koz over the next five years, before factoring in the additional organic growth potential from the significant portfolio of exploration and development stage assets. Our liquidity position of over US$600 million and strong cash generation from the combined portfolio’s 90% cash margins, provide the ability to pursue further valuable growth through acquisitions and compete for the best opportunities in the sector. The combination is expected to be immediately accretive to Triple Flag’s net asset value and cash flow per share, while targeting US$7 million in annual pre-tax synergies. Both sets of shareholders will benefit from our enhanced scale, diversification, growth outlook and trading liquidity.”

Commenting on today’s announcement, Geoff Burns, founder and Chair of Maverix, said:
“The merger of Maverix and Triple Flag represents that rare opportunity to combine the best with the best. Since their respective inceptions, roughly 6.5 years ago, both companies have steadfastly stuck to their objectives of building pure play precious metals streaming and royalty companies, while simultaneously exercising prudent financial discipline. The increased scale of the combined company, with its highly complementary portfolios and a knowledgeable and supportive shareholder base, will provide real competitive advantages and should attract a premium valuation, to the benefit of both sets of shareholders. The industrial logic behind this combination is inescapable.”

Strategic Rationale

We believe the Transaction will have the following benefits:

  Strategic and Synergistic Combination:
    Solidifies Triple Flag’s position as the fourth-largest senior streaming and royalty company, meaningfully increasing NAV.
    Expected to be accretive to both net asset value and cash flow per share.
    Creates a company with greater scale and an immediate increase in GEOs, underpinned by high-quality assets and operators.
    Provides enhanced asset diversification, a peer-leading growth profile, and portfolio optionality.
    Yields meaningful and tangible synergies.
  Pure Play Precious Metals Portfolio:
    Combines two high-quality, precious-metals-focused streaming and royalty portfolios.
    Creates a pure play portfolio with 98% of NAV comprised of streams and royalties and 93% comprised of gold and silver.
    Features assets located in mining-friendly jurisdictions with 64% of NAV located in Australia and North America and 18% in Latin America.
  Enhanced Shareholder Base and Market Presence:
    Benefits from a supportive and knowledgeable shareholder base, combining the cornerstone stakeholders of both companies including Elliott Investment Management L.P., Newmont Corporation, Pan American Silver Corp. and Kinross Gold Corporation.
    Enhances shareholder diversification.
    Bolsters capital markets presence and trading liquidity.
  Premium Valuation:
    Combines scale, diversity, growth and upside optionality, with a peer-leading 1.8% dividend yield, warranting a premium valuation.
    Well positioned to compete and increase value.

Transaction Conditions and Timing

Under the terms of the Agreement, the Transaction will be carried out by way of a court-approved Plan of Arrangement under the Canada Business Corporations Act, and will require the approval of at least (i) 66 2/3% of the votes cast by the shareholders of Maverix at a special meeting and (ii) if required, minority shareholder approval in accordance with Multilateral Instrument 61-101.

Newmont Corporation and Pan American Silver Corp., together with all of the officers and directors of Maverix, collectively control approximately 57% of the common shares of Maverix on a fully diluted basis and have entered into voting and support agreements pursuant to which they have agreed to vote their shares in favor of the Transaction.

As the Triple Flag shares to be issued to the shareholders of Maverix in the Transaction will exceed 25% of the issued and outstanding common shares of Triple Flag, Triple Flag shareholder approval of the Transaction is required under Section 611(c) of the rules of the TSX. Triple Flag is relying on the exemption in Section 604(d) of the rules of the TSX, whereby instead of holding a shareholder meeting, Triple Flag has obtained the written consent for the Transaction of shareholders of Triple Flag holding greater than 50% of the issued and outstanding common shares of Triple Flag.

Entities controlled by Elliott Investment Management L.P., which control approximately 83% of the issued and outstanding common shares of Triple Flag, have entered into voting and support agreements pursuant to which they have provided written consent to the Transaction, and have agreed, if required, to vote their shares in favor of the Transaction at a Triple Flag shareholder meeting. Each of the officers and directors of Triple Flag have also entered into voting and support agreements, pursuant to which they have agreed to vote their shares in favor of the Transaction in the event of a Triple Flag shareholder meeting.

Completion of the Transaction is also subject to regulatory and court approvals and other customary closing conditions. The Agreement includes customary provisions, including non-solicitation by Maverix of alternative transactions, a right of Triple Flag to match superior proposals and an approximately $24 million termination fee, payable under certain circumstances.

Complete details of the Transaction will be included in a management information circular to be delivered to Maverix shareholders in the coming weeks. Subject to receiving requisite court approval, the special meeting of shareholders of Maverix is expected to be held in early January 2023 and the Transaction is also expected to close in January 2023. In connection with and subject to closing the Transaction, it is expected that the common shares of Maverix will be delisted from the TSX and the NYSE American and that Maverix will cease to be a reporting issuer under Canadian and U.S. securities laws.

Board of Directors’ Recommendations

The Board of Directors of Triple Flag and the Board of Directors of Maverix have unanimously approved the Transaction and the Board of Directors of Maverix recommend that Maverix shareholders vote in favor of the Transaction.

Raymond James Ltd. and CIBC have each provided a fairness opinion dated November 9, 2022, to the Board of Directors and a strategic committee of Maverix stating that, as of the date of such opinion, and based upon and subject to the assumptions, limitations and qualifications stated in such opinion, the consideration to be received by the shareholders of Maverix under the Transaction is fair, from a financial point of view, to shareholders of Maverix.

Advisors and Counsel

National Bank Financial is acting as financial advisor to Triple Flag and Torys LLP is acting as legal counsel to Triple Flag.

Raymond James is acting as financial advisor to Maverix and Blake, Cassels & Graydon LLP and Davis Graham & Stubbs LLP are acting as Canadian and U.S. legal counsel, respectively to Maverix. CIBC provided a fairness opinion to the Maverix Board of Directors.

Conference Call and Webcast

Triple Flag and Maverix will hold a joint conference call and webcast on November 10, 2022 at 10:00 a.m. ET (7:00 a.m. PT) to discuss the Transaction. Participants may dial in using the numbers below.

Date and Time:	November 10th, 2022, at 10:00 a.m. ET (7:00 a.m. PT)
Live Webcast:	https://events.q4inc.com/attendee/628841630
Dial-In Details:	Use the link below to register for the call and to receive your individual conference call login information: https://conferencingportals.com/event/efEqXKDZ
Replay (Until November 24th):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199

About Triple Flag

Triple Flag is a pure play, gold-focused, emerging senior streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 80 assets, including 9 streams and 71 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 15 producing mines and 65 development and exploration stage projects. Triple Flag is listed on the TSX and the NYSE under the ticker “TFPM”.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 148 assets. Maverix’s mission is to increase per-share value by acquiring precious metals royalties and streams. Maverix’s shares are listed on the NYSE American and the TSX under the symbol “MMX”.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes: expected timing and completion of the proposed Transaction; the expected delisting of the common shares of Maverix from certain stock exchanges; the reporting issuer status of Maverix; achieving and satisfying the shareholder and other approvals necessary to complete the proposed Transaction; the strengths, characteristics and expected benefits and synergies of the proposed Transaction; and the companies’ assessments of, and expectations for, future periods (including, but not limited to, the long-term production outlook for GEOs). In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances, including information in this news release regarding the Transaction and the anticipated benefits therefrom, contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent the companies’ expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on the companies’ opinions, estimates and assumptions in light of their experience and perception of historical trends, current conditions and expected future developments, their assumptions regarding the Transaction (including, but not limited to, their ability to close the Transaction on the terms contemplated, and to derive the anticipated benefits therefrom), as well as other factors that they currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the companies’ ability to obtain the required shareholder, court and regulatory approvals in a timely matter, if at all; their ability to satisfy the terms and conditions precedent of the Agreement in order to consummate the proposed Transaction; the ongoing operation of the properties in which they hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of the companies’ business strategies, that operations, or ramp-up where applicable, at properties in which they hold a royalty, stream or other interest, continue without further interruption through the period, and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, failure to receive the required shareholder, court, regulatory and other approvals necessary to effect the proposed Transaction; the potential for a third party to make a superior proposal to the proposed Transaction; and those set forth under the caption “Risk Factors” in the companies’ respective annual information forms and in their most recent management’s discussion and analysis. For clarity, mineral resources that are not mineral reserves do not have demonstrated economic viability and inferred resources are considered too geologically speculative for the application of economic considerations.

Although the companies have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to them or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents the companies’ expectations as of the date of this news release and is subject to change after such date. Triple Flag and Maverix each disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

U.S. Securities Law Disclaimer:

None of the securities anticipated to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issued in the Transaction are anticipated to be issued in reliance upon available exemptions from registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Technical and Third-Party Information:

Triple Flag and/or Maverix do not own, develop or mine the underlying properties on which they hold stream or royalty interests. As a royalty or stream holder, Triple Flag and/or Maverix have limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag and/or Maverix are dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and/or Maverix and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag and/or Maverix hold stream, royalty or other similar interests. Triple Flag and/or Maverix generally have limited or no ability to independently verify such information. Although Triple Flag and/or Maverix do not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Gold Equivalent Ounces (“GEOs”):

GEOs are a non-IFRS measure and are based on stream and royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the London Bullion Market Association (“LBMA”) PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Triple Flag and Maverix use this measure internally to evaluate their underlying operating performance across their stream and royalty portfolios for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS. Other companies may calculate these measures differently.

Analyst Consensus Forecasts:

This news release contains information summarizing consolidated analyst consensus forecasts, sourced from Capital IQ (wwww.capitaliq.com) as at November 9, 2022. The Capital IQ data is based on analyst estimates from Bank of America Securities, BMO Capital Markets, Canaccord Genuity, CIBC Capital Markets, Cantor Fitzgerald, Credit Suisse, National Bank Financial, PI Financial, Raymond James, RBC Capital Markets, Scotiabank, Stifel Canada, and TD Securities.

This information is intended to provide an “order of magnitude” indication for comparison purposes only, and is not intended to be, and should not be treated as, a forecast, estimate or guidance being made, adopted, confirmed or endorsed by the combined entity or either of Maverix or Triple Flag.

Contacts

Triple Flag Contact

James Dendle
Vice President, Evaluations & Investor Relations
+1 (416) 304-9770
E-Mail: ir@tripleflagpm.com

Maverix Contact

Valerie Burns
Manager of Investor Relations
+1 (604) 343-6225
E-Mail: info@maverixmetals.com

Media
Gordon Poole, Camarco
Tel: +44 (0) 7730 567 938
Email: tripleflag@camarco.co.uk